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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52793

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 04 2002 143

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Online Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Pine Street 5th Floor
(No. and Street)

Albany, New York 12207
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian E. Shea (518) 449-5131
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

380 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Online Capital Sec as of 12/31/01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Title

Notary Public

CAROLYN MURRO
Notary Public, State of New York
No. 01MU6037985
Qualified In Rensselaer County
Commission Expires March 6, 20 02

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (il) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

CONTENTS


McGLADREY & PULLEN, LLP
Certified Public Accountants


RSM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Online Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Online Capital Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Capital Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

McGladrey & Pullen, LLP

New York, New York
February 22, 2002

ONLINE CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 6,113

STOCKHOLDER'S EQUITY

Common stock, .01 par value, 25,000 shares authorized; 1,000 shares, issued and outstanding	$ 10
Additional paid-in capital	45,490
Accumulated deficit	(39,387)
	$ 6,113

See notes to financial statements.

ONLINE CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2001

Expenses:	
Management fees	$ 35,000
Filing fees	3,850
Administrative expenses	350
Net loss	$ 39,200

See notes to financial statements.

ONLINE CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2001

	Common Stock	Accumulated Deficit	Total
Balance, beginning	$ 45,500	$ (187)	$ 45,313
Net loss	-	(39,200)	(39,200)
Balance, ending	$ 45,500	$ (39,387)	$ 6,113

See notes to financial statements.

ONLINE CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

Cash (Used In) Operating Activities:	
Net loss	$ (39,200)
Cash:	
Beginning	45,313
Ending	$ 6,113

See notes to financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

On June 1, 2000, Online Capital Securities, Inc. (the "Company") was organized under the laws of the State of Delaware. The Company intends to provide investment banking services as an introducing broker. The Company is registered with the Securities and Exchange Commission ("SEC") and as a member with the National Association of Securities Dealers, Inc. ("NASD") is registered in various states.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company's transactions are generally limited to the sale and redemption of redeemable securities of registered investment companies and the Company transmits all funds and securities and does not hold funds or securities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

2. RELATED PARTY TRANSACTIONS

The parent of the Company provides management and certain administrative services to the Company. Expenses related to this agreement for the year ended December 31, 2001 totaled $35,000.

3. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year as a broker-dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $6,113, which was $1,113 in excess of its required net capital of $5,000. At December 31, 2001, the Company's had no aggregate indebtedness.

4. INCOME TAXES

Deferred income tax benefits arise from temporary differences between financial and tax reporting. The components of deferred tax assets consist of the following:

Noncurrent asset:	
Loss carryforwards	$ 6,000
Less: Valuation allowance	(6,000)
	$ -

Federal and state net operating losses of $39,387 begin to expire in the year 2020. A valuation allowance of $6,000 has been established due to the uncertainty of realizing deferred tax assets.

ONLINE CAPITAL SECURITIES, INC.

STATEMENT OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1
December 31, 2001

Stockholder's Equity	$ 6,113
Net capital	6,113
Minimum Requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
Excess Net Capital	$ 1,113
Ratio of aggregate indebtedness to net capital	0 to 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2001 as filed by Online Capital Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

ONLINE CAPITAL SECURITIES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2001

The firm is exempt from SEC Rule 15c3-3 since it did not have customer transactions.

ONLINE CAPITAL SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2001

The firm is exempt from SEC Rule 15c3-3 since it did not have customer transactions.


McGLADREY & PULLEN, LLP
Certified Public Accountants


RSM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Online Capital Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Online Capital Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McGladrey & Pullen, LLP

New York, New York
February 22, 2002

ONLINE CAPITAL SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2001



PROCESSING
RECEIVED
143
WASH., D.C.
SECTION